UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 8, 2017, Akari Therapeutics, Plc, (the “Company”) issued a press release announcing that the three additional patients that were enrolled into the Phase II COBALT trial of Coversin in paroxysmal nocturnal hemoglobinuria (PNH), considered together with the earlier five patients, met the primary endpoint. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The statements in the first, second, third, fourth, and seventh paragraphs and “Forward Looking Statements” of Exhibit 99.1 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated December 8, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ David Horn Solomon
Name:	David Horn Solomon
Chief Executive Officer

Date: December 11, 2017